Exhibit 99.1

FCA Announces Senior Leadership Changes

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announces the following leadership changes, effective immediately.
Tim Kuniskis is named Head of Alfa Romeo and Maserati brands globally. Kuniskis, a 26-year veteran of FCA, most recently served as Head of Passenger Car brands in North America, which includes Chrysler, Dodge, Fiat and SRT. Prior to that role, he held a series of positions in the U.S. sales business centers as well as in the Dodge and Fiat brands.
In a related move, Steve Beahm is named Head of Passenger Car brands in North America replacing Kuniskis. Most recently, Beahm served as Head of Maserati North America, and previously lead the Supply Chain Management group in North America. He also held a series of positions in the U.S. sales organization.
Reid Bigland, who was formerly Head of Alfa Romeo and Maserati brands globally, will continue serving as Head of U.S. Sales as well as President and CEO of FCA Canada.
“With the launch of the Alfa Romeo Giulia and Stelvio and the Maserati Levante complete, we must now intensify our focus on the commercial elements that will drive global growth for these brands,” said Sergio Marchionne, Chief Executive Officer (CEO), FCA. “As Reid has established the commercial foundation for Alfa and Maserati, today’s announcement allows Tim to dedicate his efforts solely on the next chapter of these storied brands. In North America, with the execution of our industrial plan now well underway, shifting from cars to SUV’s and trucks, Reid’s complete attention will be placed on accelerating sales growth in the U.S. and Canada.
“This is an important year for FCA as we work to achieve the commitments made in our five-year business plan, and, equally important, to establish the momentum for continued growth going forward,” added Marchionne.
Bigland and Kuniskis continue to serve on the Group Executive Council (GEC), which is the highest management body in FCA and is chaired by the CEO.
London, 5 February 2018

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